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                              July 14, 2021

       David Weinstein
       Chief Executive Officer
       NewLake Capital Partners, Inc.
       27 Pine Street, Suite 50
       New Canaan, CT 06840

                                                        Re: NewLake Capital
Partners, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed June 21, 2021
                                                            File No. 333-257253

       Dear Mr. Weinstein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-11 filed June 21, 2021

       General

   1. We note that Article XV of your Amended and Restated Bylaws filed as exhibit 3.2 includes an exclusive
forum provision for certain derivative actions other than those arising under the
federal securities laws and also provides for the exclusive jurisdiction of the District Court for
the District of Maryland, Northern Division for claims made under the Securities Act of
1933. Please revise your prospectus to clearly and prominently describe these
provisions, including any risks or other impacts on investors and any uncertainty about
enforceability. Please also state that investors cannot waive compliance with the federal
securities laws and the rules and regulations thereunder. In that regard, we note that Section 22
of the Securities Act creates concurrent jurisdiction for federal and state courts over
all suits brought to enforce any duty or liability created by the
 David Weinstein
FirstName  LastNameDavid    Weinstein
NewLake Capital  Partners, Inc.
Comapany
July       NameNewLake Capital Partners, Inc.
     14, 2021
July 14,
Page  2 2021 Page 2
FirstName LastName
         Securities Act or the rules and regulations thereunder.
Overview, page 65

2. We note your response to comment 4. In your response you state, in part, that you do not believe a net yield metric is necessary because you have shown de minimis property operating expenses on your audited and pro forma financial statements included in the prospectus. Please clarify how you considered the costs of managing your portfolio in determining it was not necessary to provide a net yield metric.
Our Properties , page 84

3. We note your responses to comments 5 and 6. To provide further clarity and context for investors, particularly as it relates to capital investments, please revise your tabular portfolio data to provide annual rental information or explain to us in detail why you believe such information would not be relevant to investors.
Plan of Distribution, page 182

4. We note your response to comment 9. Please identify the initial purchasers and revise here and the cover page to indicate that they may be deemed to be underwriters.
Unaudited Pro Forma Financial Statements
Introduction to Unaudited Pro Forma Financial Statements, page F-2

5. We have considered your response to comment 10. Based on your response, it appears you have concluded that the company is acquiring a set of similar assets. Disclosure on page F-31 of the Target's financial statements indicates that the Target owned a mix of retail and industrial properties. Please explain to us how you determined retail and industrial properties have similar risk characteristics such that they can be considered similar assets. In your response, tell us how you considered the risks associated with operating the assets, obtaining tenants and tenant management, how those risks are similar between industrial and retail properties, and how they are different. Reference is made to
         ASC Topic 805-10-55-6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at
(202) 551-3536 with
 David Weinstein
NewLake Capital Partners, Inc.
July 14, 2021
Page 3

any other questions.



                                              Sincerely,
FirstName LastNameDavid Weinstein
                                              Division of Corporation Finance
Comapany NameNewLake Capital Partners, Inc.
                                              Office of Real Estate &
Construction
July 14, 2021 Page 3
cc:       James V. Davidson
FirstName LastName